Exhibit 99.61

Management’s Discussion & Analysis

F3 Uranium Corp.

For the nine-month period ended

March 31, 2025

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Introduction

The following Management’s Discussion and Analysis (“MD&A”), prepared as of March 31, 2025, should be read in conjunction with the condensed interim financial statements for the period ended March 31, 2025, and the audited consolidated financials for the year ended June 30, 2024, along with the accompanying notes of F3 Uranium Corp. (the “Company”).

Additional information related to the Company is available for viewing on SEDAR+ at www.sedarplus.ca. Further information including news releases and property maps are available on the Company’s website at www.f3uranium.com, or by requesting further information from the Company’s head office located at 750 – 1620 Dickson Ave., Kelowna, BC, Canada, V1Y 9Y2.

Forward looking statements

Statements in this report that are forward looking could involve known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Should one or more of these unknown risks and uncertainties, or those described under the headings “Cautionary notes regarding forward-looking statements” and “Risks and uncertainties” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

Scientific and technical disclosure

Scientific and technical information in this MD&A was reviewed and approved by Raymond Ashley, P. Geo., President & COO of the Company. Raymond Ashley is a “Qualified Person” as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Description of business

The Company was incorporated on September 23, 2013 under the laws of the Canada Business Corporations Act in connection with a court approved plan of arrangement to reorganize Fission Uranium Corp. (“Fission Uranium”) which was completed on December 6, 2013 (the “Fission Uranium Arrangement”).

The Company is a junior resource issuer engaged in the acquisition, exploration, and development of uranium resource properties in the Saskatchewan’s Athabasca Basin. The Company’s primary objective is to locate, evaluate and acquire properties with the potential to host uranium deposits. The preference is to evaluate early-stage properties with the potential to host uranium deposits and to finance their exploration and potential development by way of equity financing, joint ventures, option agreements or other means.

The Company has approximately 42,961 ha of exploration properties with uranium potential in Saskatchewan in Canada.

The Company’s award-winning management and technical team have a track record of acquiring highly prospective uranium properties, and successfully exploring and developing them for potential sale. By embracing the Project Generator model, the Company, through property option and joint venture agreements and technical expertise as operator, has the ability to attract financial partners.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “FUU”, the OTCQB marketplace in the U.S. under the symbol “FISOF” and the Frankfurt Stock Exchange under the symbol “2F3”.

Page | 1

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Corporate goals

Overall

The Company’s goals are to discover potentially economic uranium deposits through exploration and to develop them. The Company’s properties are located primarily in and around Saskatchewan’s Athabasca Basin, home of some of the richest uranium deposits in the world.

The Company’s intent is to utilize specialized exploration surveys and interpretations that led to the successful discovery of Paladin’s uranium deposit at Patterson Lake South (PLS) to advance its properties. These include its innovative approach to ground EM and IP geophysical and radiometric airborne surveys; the same technology used to identify the high-grade boulder field and subsequently the Triple R deposit at PLS.

Management continues to believe that long-term world-wide uranium demand and the corresponding nuclear power plant build-out will require new uranium supply to meet this expected new demand. As such, management is highly optimistic about the long-term prospects for the uranium market and the Company remains committed to advancing its exploration plans in the Athabasca Basin to emulate the success of its predecessor companies, Fission Uranium and Fission Energy Corp. In addition, the Company will continue to examine joint venture, property acquisition, and other strategic corporate opportunities to enhance shareholder value.

Spin-out of F4 Uranium Corp.

On January 16, 2024, the Company announced that it has initiated steps to spin out (the “Spin-Out”) 17 of the Company’s prospective uranium exploration projects in the Athabasca Basin including the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Wales Lake, Todd, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake, Flowerdew Lake, James Creek, Henderson Lake and Wales Lake East and West properties (collectively, the “Properties”) into a newly incorporated wholly-owned subsidiary to be named F4 Uranium Corp. (“F4”). The Patterson Lake North Property along with the Broach and Minto Properties (collectively, the “PLN Project”), totaling 42,961 hectares, will remain with F3. It is expected that the Spin-Out will be affected by way of a plan of arrangement (the “Arrangement”), under the Canada Business Corporations Act.

Subsequently, On August 15, 2024, F3 completed the Spin-Out of F4 Uranium Corp.

Summary of significant accomplishments and corporate developments for the third quarter ended March 31, 2025.

Resource/in-fill drilling at the A1 shear-hosted JR Uranium Zone and exploration drilling along the B1 shear/conductor trends continued with the 2025 diamond drilling program at the PLN Property. In-fill drilling at the A1 shear hosted JR Zone continued to return significant intersections, PLN25-200 returned mineralization over 20.0m, including 2.25m of high grade (>10,000 cps) containing 0.68m of off-scale mineralization (>65,535 cps).. Approximately 65 line-km of moving loop time domain electromagnetic (MLTDEM) ground geophysical survey has been completed on the Minto and Broach properties. This survey conducted by Abitibi Geophysics was successful in identifying a number of conductivity anomalies on both properties. Final interpretation and modeling of the data is ongoing but the data is already being used for targeting on the Broach Property.

At Broach Lake a new prospective area “PW” is emerging, where exploration drillhole PLN25-202 encountered six distinct zones of anomalous radioactivity, with readings ranging between 300 cps and 720 cps over a 90m downhole interval. This area was targeted using the ground EM survey. Multiple targets remain untested in the area. Final geochemical data is pending, and geological interpretation is ongoing. Follow up drilling will continue through the W2025 and S2025 programs.

Page | 2

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties

A list of the Company’s uranium exploration properties, their current project status and their carrying value as at March 31, 2025 is shown below:

Property	Location	Ownership	Claims	Hectares	Stage	Carrying value
Patterson Lake Area
Patterson Lake North	Athabasca Basin Region, SK	100%	2	4,074	3	69,196,610
Broach	Athabasca Basin Region, SK	100%	17	19,023	3	112,728
Minto	Athabasca Basin Region, SK	100%	23	19,864	3	1,913
Total: Patterson Lake Area			42	42,961		69,311,251

Totals			42	42,961		69,311,251

Exploration Stage:

1.	Prospecting (none at March 31, 2025)

2.	Line Cutting, Geophysical Exploration (including IP and EM surveys), Rock and Soil Sampling (none at March 31, 2025)

3.	Drilling

The Company’s properties are located within the southwest Athabasca Basin Region, also referred to here as the Patterson Lake Area, an emerging mining district that includes Paladin’s Triple R uranium deposit and NexGen Energy Ltd.’s Arrow uranium deposit. This area is prospective for uranium mineralization in both basement and unconformity hosted models.

The Patterson Lake Area is a key focus for the company and includes 42,961 hectares in three properties.

Patterson Lake Area, Canada

The Patterson Lake Area has been the focus of two of the more significant, recently discovered deposits in the Athabasca Basin; Paladin’s Triple R and NexGen Energy’s Arrow deposits, and more recently the JR Zone on the Company’s PLN Property. The area is considered an important, major emerging uranium mining district of the Athabasca Basin. The Patterson Lake Area portfolio consists of 42 claims and 42,961 ha on three properties. The PLN property is considered the most advanced and is located approximately 17 km to the north of Paladin’s Triple R deposit.

Recent developments on the Patterson Lake Area properties include:

Patterson Lake North (PLN) Property

The PLN property consists of 2 claims covering 4,074 ha and is located 17 km to the north of Paladin’s PLS property hosting the Triple R uranium deposit. The PLN Property hosts the recently discovered JR Uranium Zone.

A summary of exploration activity on the PLN property is as follows:

During winter 2014, radon-in-water and radon-in-sediment samples from Hodge Lake and Harrison Lake were collected and analyzed for radioelement content. Results were inconclusive.

Over the winter and summer of 2014, a total of 10 diamond drill holes were completed on the A1, B1 (aka A1B), A3 and A4 conductors totaling 4,118 m of drilling. The most significant result came from drill hole PLN14-019, which tested the A1 EM conductor. This hole encountered anomalous radioactivity confirmed with geochemical analysis and assayed 0.047% U3O8 over 0.5 m within 0.012% U3O8 over 6.0 m. These results increased the potential of the A1 conductor to host high-grade uranium mineralization. In February 2019, the Company completed a winter drill program. The program drilled a total of 2,051 m in six completed holes and two holes that were abandoned due to poor ground conditions. The drilling focused on the northwest-southeast trending A1 basement hosted EM conductor.

Page | 3

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Patterson Lake Area, Canada (continued)

Patterson Lake North Property (continued)

All six holes encountered strong hydrothermal alteration over variable widths and several narrow radiometric anomalies, including a downhole radiometric peak of 1,382 cps (PLN19-026), often a key signature of mineralized systems. The A1 conductive corridor remains prospective to the south, and PLN hosts multiple drill targets that remain untested on the property and will be the subject of future exploration.

From January to June 2022 DC Resistivity and TDEM surveying was carried out on the G4 grid, an area on the west side of the PLN Property where the southeast trending A1 conductor had been previously identified through geophysical surveying and limited drilling. The 13.95 line-km of DC Resistivity and 4.9 line-km of Small Moving Loop TDEM were designed to extend coverage of the A1 conductor to the west boundary of the Property.

A fall drilling program began on November 10, 2022. One sonic and two diamond drills commenced on the previously undrilled 800 m northwest strike extension of the A1 conductor, which is approximately three-kilometers-long. The second drill hole of the fall program led to a new uranium discovery, named the JR Zone.

PLN22-035, a drill hole located 730 m away from a weakly mineralized drillhole (PLN14-019) drilled in 2014, targeted the ground Time Domain Electromagnetic (TDEM) A1 conductor. The first follow-up drill hole to this new high-grade discovery, PLN22-038, intersected 3.48 m of total composite mineralization with greater than 10,000 cps. This included 2.5 m of total off-scale radioactivity (>65,535 cps), which occurred as pitchblende patches. Furthermore, two out of three follow-up holes intersected significant radioactivity. PLN22-040 was along strike from the discovery hole, and PLN22-041 was up-dip from PLN22-038.

Uranium assay results from the discovery hole PLN22-035 at PLN returned one continuous 15.0 m interval averaging 6.97% U3O8. This includes a high-grade 5.5 m interval averaging 18.6% U3O8 and an ultra high-grade core assay of 59.2% over 1.0 m.

A winter program of step-out drilling started on January 3, 2023. The program used a sonic drill to case holes through overburden and a diamond drill to complete the holes through bedrock. The aim was to test for continuation of mineralization along the JR Zone (A1 Shear) along strike, and up and down dip. The program completed 21 holes, with an additional three holes cased through the overburden in preparation for an anticipated summer 2023 drill schedule.

Highlights included DDH PLN23-060, which was collared on line 060S and intersected the strongest radioactivity to date with 5.00 m of 26.7% U3O8 between 243.0 m and 248.0 m. This includes 3.5 m of 37.1% U3O8 and 1.0 m of 57.6% U3O8. Holes PLN23-061 and PLN23-062 were cored 75 m and 90 m respectively to the south of the JR Zone discovery hole, with PLN23-061 returning assays of 4.6% U3O8 over a 12.5 m interval including a high-grade 5.0 m interval averaging 10.9% U3O8, which further included a 3.0 m interval grading 16.1% U3O8. PLN23-062 intersected a high-grade core of 15.0% U3O8 over a core length of 1.0 m.

This drilling program totalling 7,575 m expanded the known length of the JR Zone to 105 m.

In June 2023 an airborne Lidar survey was commissioned over the property to provide detailed DEM values. A total of 983.8 hectares was surveyed over the newly discovered JR Uranium Zone.

Mobilization with two diamond drills commenced on June 7, 2023 for a planned 30 hole summer drill program to expand on the highly successful winter drill results at the JR Zone.

Page | 4

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Patterson Lake Area, Canada (continued)

Patterson Lake North Property (continued)

Highlights of the summer program included hole PLN23-068 on line 060S which returned 18.0 m of 8.8% U3O8, including a high grade 11.5 m interval averaging 13.7% U3O8, further including an ultra-high-grade core of 4.5 m of 30.1% U3O8. Also hole PLN23-079 on line 045S which returned 12.0 m of

10.3% U3O8, including a high grade 6.5 m interval averaging 18.9% U3O8, further including an ultra-high-grade core of 2.5 m of 38.8% U3O8. Holes PLN23-073 & PLN23-074 tested for mineralization up-dip of previous intercepts and both holes intersected anomalous radioactivity within 8 m of the unconformity. PLN23-073 on line 060S returned 8.5 m of 2.14% U3O8, including a high grade 1 m interval of 17.2% U3O8. PLN23-074 on line 075S returned 15.0 m of 0.37% U3O8, including higher grade 0.5 m intervals of 2.58% U3O8 and 1.64% U3O8.

The B1 conductor/shear zone area, to the south of the JR Zone/A1 conductor, represents an area of widespread structural complexity with evidence of significant reactivated reverse structures into the sandstone. Hole PLN23-078 confirmed the B1 conductor as corresponding to a major shear zone. Hole PLN23-093 tested B1 and returned a 2.0 m interval with significant individual boron values between 3,000 ppm and 10,000 ppm. Boron values over 5,000 ppm have previously only been intersected on the property within Athabasca Sandstone immediately above the JR Zone, 3.5 km away. Hole PLN23-095 was the first hole to intersect anomalous radioactivity at B1, 840 m to the north of PLN23-093. PLN23-095 on line 2610S intersected 0.5 m of 300 cps radioactivity from 610 m to 610.5 m.

By September 19, 2023, the summer program was concluded with a total of 14,291.4 m in 30 completed diamond drillholes and 44 sonic drill pre-casings.

In July 2023, an airborne magneto-telluric (MT) survey was completed that covered the entirety of the PLN Property. Preliminary survey results indicate that the prospective conductive corridor which hosts the JR Zone discovery at its north end now has a one third increase in total strike length to 4.9 km, displaying an extension of 1.3 km further to the southeast than the previously defined historical A1 and parallel and offset B1 conductors.

In October 2023, Dias Geophysical of Saskatoon commenced a Dias32-3DIP ground resistivity survey. The purpose of the survey was to obtain a signature over the JR Zone and to develop targets for drilling in 2024 over the B1 conductor and the newly defined 1.3 km extension to the southeast. The area to be surveyed was based on an interpretation of the 2D results of the airborne MobileMT electromagnetic survey conducted in July 2023. The work was completed in early February 2023. The fall diamond drill program followed immediately upon the heels of the summer program, commencing with hole PLN23-101. PLN23-102, collared 3.4 km south of the JR Zone on line 3450S, was the second hole to intersect anomalous radioactivity along the recently discovered B1 Shear Zone. The hole encountered 96 m of cumulative core loss in the Athabasca sandstone between 176 m and 338 m and 0.5 m of 79 ppm uranium from 411.5 m to 412 m. Follow-up hole PLN23-105 on the same grid line returned 7.5 m of 48 ppm uranium between 528.5 m and 535.0 m, including 0.5 m of 137 ppm uranium from 531.5 m to 532.0 m.

JR Zone drilling returned the highest assay to date within hole PLN23-110 on line 015S, with 2.0 m of 42.4% U3O8 from 226.0 m to 228.0 m, including 1.5 m of 55.4% U3O8 and 0.5 m of 66.8% U3O8. PLN23-101 extended mineralization up-dip on grid line 015S with 11.5 m of 0.76% U3O8 from 218.5 m to 230.0 m, including 1.5 m intervals of 1.77% U3O8 and 2.64% U3O8. Other notable intercepts include hole PLN23-112 on line 060S with 8.0 m of 1.03% U3O8 between 229.0 m and 237.0 m, including 0.5 m of 13.2% U3O8, and 3.5 m of 4.24% U3O8 between 237.0 m and 240.5 m, including 0.5 m of 20.0% U3O8.

Page | 5

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Patterson Lake Area, Canada (continued)

Patterson Lake North Property (continued)

The fall 2023 drill program concluded on December 11, 2023, with a total of 8,550.5 m in 15 completed diamond drillholes and 31 completed sonic drill pre-casings.

The winter drill program ran between January – April 2024 with a total of 12,100.0 m in 30 completed diamond drillholes and 38 completed sonic drill pre-casings.

The JR Zone continued to deliver high-grade intercepts including PLN23-116 on line 075S, with 12.0 m of 7.6% U3O8 from 224.0 m to 236.0 m, including 8.0 m of 11.2% U3O8 and 2.0 m of 31.4% U3O8. Also hole PLN24-137 which returned 15.0 m of 3.2% U3O8, including a high grade 2.5 m interval averaging 18.6% U3O8, further including the ultra high-grade core with 1.5 m of 30.3% U3O8. Further south along the A1 conductor/shear hole PLN24-131 on line 795S intersected 0.5 m of 0.010% U3O8 between 252.5 m and 253.0 m. Drilling along the B1 shear zone resulted in five drillholes that intersected anomalous radiation over a strike length of 600 m. Drill hole PLN24-133 targeted an area near the northwest end of the B1 shear zone and encountered a 120 m thick strongly altered and deformed basement wedge within the sandstone. An extremely graphitic structure was intersected within the basement wedge and in all follow up drilling on section and along strike. This offsetting reverse structure appears discordant to the B1 main shear and is likely related to the Harrison fault, a significant regional structure that played an important role in the development of the Athabasca Basin. Highlights from the B1 shear zone included hole PLN24-122 collared on line 3450S that returned 0.5 m of 0.022% U3O8 from 596.5 m to 597.0 m.

During January-February 2024 65.6 line-kms of fixed loop surface SQUID electromagnetic coverage was completed to cover the B1 conductor/shear and southwest toward the A3 conductor. The SQUID EM coverage was interpreted and integrated with previous resistivity. The resulting GTEM inversion was used to successfully extend the strike length of the B1 conductor which was validated with drill hole PLN24-168.

A ground gravity survey covering sections of the A1 & B1 shear, and known conductors to the south, was completed in the early summer of 2024. A total of 11,408 stations were measured within the PLN claims. A final gravity inversion has been prepared and delivered by convolutions geoscience. The resulting inversion has been used to highlight priority targets along the A1 and B1 shear zones.

A summer drill program is ongoing along the A1 & B1 shear zones. As of November 24, 2024 a total of 21,753.3 m had been drilled in 47 completed diamond drill holes and 56 completed sonic pre-casings. Highlights include a drill-confirmed extension of the B1 shear zone 700 m to the southeast, targeting a recently interpreted conductivity model of electromagnetic geophysical survey data. In addition, exploration drilling south of the Harrison Fault discovered the extension of the A1 shear 400 m beyond its previously interpreted southern extent, and 3.2 km south of the JR Zone. In-fill drilling at the A1 shear hosted JR Zone continued to return significant high-grade uranium intersections, including hole PLN24-161 on line 035S which returned 10.5 m of 2.66% U3O8, including a high grade 2.0 m interval averaging 12.0% U3O8, further including an ultra-high-grade core of 0.5 m of 20.7% U3O8.

Significant mineralization over a 13.5m interval was intersected in PLN24-184 on line 105S at JR, including 1.5m off-scale radioactivity (>65,535 cps) between 235.60 and 240.10m. Exploration drilling southeast along the A1 shear zone tested a related fault splay termed the ‘North Horse’ structure. Two radioactive intervals corresponding to the main A1 and North Horse structures respectively yielded the strongest exploration geochemistry results outside of JR Zone to date, with the main A1 intersect assaying 0.045% U3O8, and the North Horse intersect assaying 0.014% U3O8 over 7 meters including 0.051% U3O8 over 0.5m.

Page | 6

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Patterson Lake Area, Canada (continued)

Patterson Lake North Property (continued)

At the completion of the 2024 drilling on December 15, 2024, a total of 22,952.3m was completed in 50 completed diamond drill holes and 56 completed sonic pre-casings. Highlights include the drill confirmation of the “A1 shear zone extension” targeting the continuation of the A1 shear zone on the southeastern side of the Harrison Fault. Continued B1 exploration has increased the geologic understanding of the structure and intersected prospective geology. Geochemical analysis for both the B1 and A1 extension is still outstanding for 23 drill holes. Infill drilling at the A1 shear hosting JR Zone continues to return significant high-grade intersections, including PLN24-176 on line 035S which returned 7.5 m of 30.9% U3O8, including a high grade 5.5m interval averaging 42.2% U3O8, further including an ultra-high-grade core of 4.5 m of 50.1% U3O8.

F3 Uranium has contracted Abitibi Geophysics to conduct a ~65km ground EM survey. 14km will be conducted on the Minto property over the A4 grid and 41km will be conducted on the Broach Lake Property over the Patterson Lake West (PW) grid. The goal of the survey will be to generate exploration targets for 2025 drill testing. The A4 grid covers the A4 conductor located to the north of the A1 conductor which hosts JR. The PW grid is F3’s first exploration program in the area. VTEM and drilling conducted by a previous operator indicate a possible conductive response near the boundary of the Athabasca Basin. The survey was completed March 2025.

As of March 31st, a total of 1,597.0m was completed in 5 completed diamond drill holes and 8 completed sonic pre-casings. Highlights include PLN25-200 returned mineralization over 20.0m, including 2.25m of high grade (>10,000 cps) containing 0.68m of off-scale mineralization (>65,535 cps). Two Pre-cased holes remain in the ground at JR Zone ready for future drilling.

Broach Property

The Broach Property comprises 17 claims totaling 19,023 hectares and is located contiguous to the south of the PLN Property, and 5.5 km north of the Triple R Uranium Deposit.

The Broach Lake EM conductors are situated nine kilometers to the north, adjacent and parallel to EM conductors of the Patterson Lake Structural Corridor, host to Paladin’s Triple R deposit and NexGen’s Arrow deposit.

During winter-spring 2014 a total of 31.5 km of moving loop time domain EM (MLTEM) and 34.0 km of induced polarization-DC resistivity (DCRES) surveying was completed to define drill targets on the conductors.

An additional 12.9 km of MLTEM and 16.0 km of DCRES were completed during winter 2022.

This was immediately followed up by five diamond drill holes totaling 3,015 m that targeted electromagnetic conductors and suspected ’sandstone chimney’ alteration that was indicated by the ground geophysical surveys. Hole PLN22-031 completed at Broach Lake intersected anomalous radioactivity of 510 cps, measured with a handheld RS-125 scintillometer, and a peak of 2,382 cps with the down-hole gamma survey. The anomalous results are associated with a narrow, brecciated fault zone. A 30 m wide graphitic mylonitic fault zone was encountered a further 150 m down-hole. The first two holes at Broach Lake (PLN22-028 and 030B) encountered visible dravite, often found in association with uranium mineralization.

In June 2023, an airborne Lidar survey was commissioned in the northwest section of the property to provide detailed DEM values. A total of 451.5 hectares was surveyed.

In July 2023, an airborne magneto-telluric (MT) survey was completed that covered most of the Broach Property. The intention was to map structure and conductivity at depth and attempt to discern valid data beneath shallow horizontal conductive cretaceous layers.

Page | 7

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Patterson Lake Area, Canada (continued)

Broach Property (continued)

The final MT data was interpreted to be successful in discerning data between shallow horizontal cretaceous layers and deeper conductors. The new data furthers the property and allows the company to look at planning more accurate ground EM in order to generate drill targets.

In January 2024 two claims were appended to the southwest corner of the property after a land swap deal with CanAlaska Uranium Ltd.

A ground gravity survey covering known conductors was completed in the early summer of 2024. A total of 12,710 stations were measured within the Broach claims. Final data has been received and interpreted by Convolutions Geosciences and is currently being used to prioritize areas for follow up ground-EM.

One hole was drilled on the Broach Lake property targeting an interpreted extension of the B1 shear zone to the southeast. PLN24-182 was unsuccessful in intersecting the B1 shear zone. Final geochemical data is pending and geological interpretation is ongoing.

Between Jan 2025 and March 2025 42km of time-domain electromagnetic survey (TDEM) was completed over the Broach Lake Property. The intention of the survey was to model basement conductors seen in historic VTEM and publicly available EM surveys from surrounding properties. Interpretation showed that the survey was successful in modeling weak basement conductors now ready for drill testing.

In March 2025 drill testing began on the targets generated from the TDEM data on the Broach Lake Property. As of March 31st, 2025 three drill holes have been completed with two drill holes abandoned across two target areas. A total of 1740.0m has been drilled. PLN25-201 was collared on line 12510S targeting the interpreted BL-03 conductor. This hole was unsuccessful in explaining the modeled conductor. PLN25-202 was collared on line 11325S targeting the interpreted BL-03 conductor. PLN25-202 was successful in intersecting weakly elevated radioactivity with six distinct zones of anomalous radioactivity, with readings ranging between 300 cps and 720 cps over a 90m downhole interval. PLN25-203B was collared 175m behind PLN25-202 following a updated model of conductor BL-03 downdip of radioactivity intersected in PLN25-202. The hole was unsuccessful in intersecting significant radioactivity or explaining the modeled conductor. Follow-up drilling of PLN25-202 is underway. Final geochemical data is pending and geological interpretation is ongoing.

Minto Property

The Minto Property comprises 23 claims totaling 19,864 hectares and is located contiguous to the north of the PLN Property.

In 2013, a VTEM MAX survey was conducted over the Minto Property. This survey revealed a strong ‘late time’ EM conductor with significant offsets, indicating cross structure. This sinuous feature, known as the ‘N’ conductor, is believed to extend onto the Minto Property in two locations. Ground follow up geophysical surveys indicated a wide complex conductor system that may consist of individual conductors that are not yet uniquely resolved.

A single test line of ground magneto-tellurics (MT) was completed over the ‘N’ conductor in October 2013.

During winter-spring 2014 surveys in the A4 Extension area and the ‘N’ conductor area included 27 km of moving loop time domain EM and 61.2 km of induced polarization-DC resistivity, conducted to define drill targets.

In winter 2022 a single diamond drill hole (PLN22-029) was completed on the ‘N’ conductor target. A total of 1,157 m was drilled.

Page | 8

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Patterson Lake Area, Canada (continued)

Minto Property (continued)

The unconformity was intersected at a depth of 675.9 m and the drill hole intersected multiple structures in the basement gneisses within a 91 m core interval that were strongly graphitic, in very broken sections of core displaying cataclastic and mylonitic textures indicative of both ductile shearing and brittle faulting. Anomalous radioactivity of 300 cps measured with a handheld RS-125 scintillometer was encountered in the drill hole at a depth of 783.3 m.

In July 2023, an airborne magneto-telluric (MT) survey was completed that covered the south part of the Minto Property. The intention was to map structure and conductivity at depth and attempt to discern valid data beneath shallow horizontal conductive cretaceous layers. The final MT data was interpreted to be successful in discerning data between shallow horizontal cretaceous layers and deeper basement derived conductors. The new data furthers the property and allows the company to look at planning more accurate ground EM in order to generate new drill targets.

A ground gravity survey covering known conductors was completed in the early summer of 2024. A total of 1,748 stations were measured within the Minto claims. Final data has been received and interpreted. The data was used to prioritize areas of the claims for follow up ground-EM.

Between Jan 2025 and March 2025 approximately 13 line-km of moving loop time domain electromagnetic (MLTDEM) ground geophysical survey was completed over the Minto Property. The survey was targeting a suspected conductive corridor parallel to the A1 conductor to the South. The survey and subsequent interpretation was successful in identifying conductive responses. Drill targeting for the area is still under review.

Uranium outlook

Management believes that the exploration and development of uranium properties presents an opportunity to increase shareholder value based on the following categories, including but not limited to supply / demand fundamentals, geopolitics and clean, baseload power generation.

●	Increased long-term worldwide demand for nuclear energy

Global nuclear energy demand and the associated nuclear power plant build-out is projected to increase significantly in the years ahead, which will require new uranium supply to meet this increasing demand. According to the International Atomic Energy Agency (“IAEA”) global electricity demand is forecast to grow by nearly 60% from 2018 to 2040 and over 90% by 2050.

The World Nuclear Association (“WNA”) states that there are 442 nuclear power reactors in operation supplying 30 countries around the world, with 53 under construction, another 104 planned and 325 proposed. Reactor builds continue to be near multi-decade highs as more than twice as many reactors are under construction now than before the Fukushima event in 2011.

Page | 9

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

Many analysts continue to forecast a long-term global uranium demand/supply imbalance, which suggests the potential for materially higher uranium prices. The following is a list of selected countries with nuclear reactors that are either under construction, planned or proposed:

Country	In Operation	Under construction	Planned	Proposed
China	48	14	42	168
India	22	7	14	28
Russia	39	3	24	22
USA	94	2	3	18
Canada	19	-	-	2
Japan	33	2	1	8
Saudi-Arabia	-	-	-	16
South Korea	24	4	-	2
Ukraine	15	2	-	2
Others	148	19	20	59
Total	442	53	104	325

Source: World Nuclear Association (World Nuclear Reactors & Uranium Requirements - www.world-nuclear.org - Updated November 2020)

Uranium demand/supply fundamentals

A global uranium demand/primary supply imbalance has existed for many decades, due to the way utilities procure supply and the negative impact on demand stemming from the Fukushima event. Primary uranium supply from uranium producers (mining) has consistently failed to keep pace with demand. This shortfall has been filled from secondary supply, which includes the sale of government stockpiles, spent fuel reprocessing, extending conversion processes, and the highly enriched uranium (“HEU”) agreement (which ended late 2013). Meanwhile, global inventory stockpiles have and continue to be drawn down. While the total inventory figure is difficult to ascertain due to the fact that a significant amount is held in national strategic stockpiles of various governments or stored in the inventories of non-public utilities and other entities, it is important to note that not all inventory is mobile. Sovereign nations will keep their strategic stockpiles for energy security while other material classified as inventory may either be of low grade that will require reprocessing or be in the form of a prefabricated fuel that will require disassembly and reprocessing to be usable for others. It is notable that there has been a change this past year in that the supply from inventories appears to have diminished substantially and that the majority of spot market supply comes from uncommitted production. This signals the possibility that the amount of mobile supply from inventories is nearing a point where it is not mobile at current prices.

Add to this the fact that there are a few mines that will be exhausted in the near future and this points to the possibility that there will be significantly less supply available going forward.

U3O8 prices have risen from the mid US$20/lb level due to the suspension of large mines such as Cameco’s Cigar Lake and the production reduction by NAC Kazatomprom JSC – the world’s largest producer of uranium. Although Cameco has restarted Cigar Lake in September of 2021, a potential outbreak of COVID-19 could possibly cause another interruption in operations. Indeed, the emergence of the global COVID-19 pandemic has caused the closure of many businesses around the world and mines of all commodities have not been an exception. As a result, there may be additional mine closures or curtailments that may further impact global uranium supply if the virus impacts other uranium operations.

This further reduces supply that was already declining due to the ongoing shutdown at McArthur River, and the winding down of the Cominak and Ranger mines.

Page | 10

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

Uranium demand/supply fundamentals (continued)

According to the UxC, mine production peaked in 2016 at 162mm lbs. It fell to 154mm lbs in 2017 and in 2019 production was 142mm lbs. Meanwhile, 2020 reactor demand was 177mm lbs, which generated a gap or shortfall of roughly 35mm in 2020. This supply demand imbalance can be perceived as a positive development for the long-term outlook for uranium prices. In addition, roughly 85% of the current producers are uneconomic at today’s uranium prices. A significant issue in the uranium market is that state-owned entities supply over half of the market, further exacerbating pressure on commercial producers. The UxC suggests that uranium producers need roughly US$45 to $50 per lb uranium to meet their cost of capital. While Tradetech has begun presenting a Production Cost Indicator, which attempts to capture the cost of production (US$43.15/lb as of October 31, 2020). While other industry analysts, including RBC Capital (Canada), Raymond James Canada, and Resource Capital Research (Australia), suggest that a healthy, sustainable global uranium mining sector, requires a uranium price of US$70-$80/lb to stimulate new exploration and mine development worldwide.

An additional under-reported issue related to uranium demand, is the disruption of the traditional utility buying cycle. Most uranium is bought and sold via long-term contracts (historically five to ten years in duration) and typically, utilities ensure their fuel requirements are covered between three and five years out. Since the Fukushima event, most utilities have been allowing their contracts with suppliers to get closer to expiry and are relying on their stockpiles or are buying on the secondary market. In fact, the “carry trade” (the act of uranium traders to borrow money in the global low interest rate environment, buying spot or near-term uranium at low prices, and then selling for future delivery to utilities at low prices in order to capture the spread) has been prevalent for years. Since uranium prices have been at historically low levels, many producers have been hesitant to sign long term contracts with utilities that are seeking to renew since they cannot meet their cost of capital at those depressed, unsustainable prices. The result is that the amount of uranium fuel required over the next five years that is currently uncovered by long term contracts is rapidly increasing. It is worth noting that when new reactors are connecting to the electricity grid, they require frontloading of as much as three times annual uranium stock. This is bullish for the demand picture. Many experts in the industry expect that this will inevitably force utilities into the market, leading to strong upward pressure on uranium spot prices which in turn will increase the longer-term contract price. It is also worth noting that the recent rise in the uranium spot price has limited the viability of the carry trade, which reduces the availability of this patchwork form of uranium supply for utilities – thus forcing them to pay more attention to traditional sources of supply, which may result in increased demand and further price strengthening. Indeed, market participants are noticing uncovered production, which was the primary source of supply to fuel traders for the carry trade, has made up a reduced portion of the supply as there is simply less being produced. This is evidenced by the fact that fuel traders are increasingly borrowing material from uranium funds.

Additionally, with its ongoing shutdown of McArthur River and prior suspension of Cigar Lake, Cameco will continue to have to buy significant pounds in the spot market. As of its most recent quarterly update, Cameco claims that it is the world’s largest purchaser in the spot market and has acquired over 50mm lbs from the spot market to date.

Page | 11

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

●	Uranium demand/supply fundamentals

(Source: EIA, Euratom - Future contract coverage rates)

●	Emerging Demand – Small Modular Reactors

An emerging source of demand is the rising prominence of Small Modular Reactors (“SMR”). These relatively pint-sized reactors provide less than 300 MWe and are designed to be implemented quickly, require a small footprint, and can be deployed in areas that required power without much infrastructure such as in the Arctic, and other remote locations. In the United Kingdom, Rolls-Royce has announced that it is building up to 16 SMRs aided by a £200mm investment by the country. In Canada, there are 12 different models before Canadian regulators seeking approval.

●	China – driver of demand

China has the most aggressive growth plans for nuclear. With only 4.9% of power generation currently met by nuclear power and a target of 20% non-fossil fuel generation by 2030, there is a significant reactor build required of approximately 500% of current capacity. According to research by the Chinese Ministry of Education and Tianjin University, China, within the 2018 Optimal Power Paper, nuclear energy is now the lowest cost source of electricity generation in China. Consequently, there are currently 14 nuclear power plants under construction in China.

China’s current domestic uranium production accounts for less than 25% of its annual requirements resulting in increased imports and stockpiling as it does not sell its domestic supply to the market but, rather consumes it in its reactors. In 2010, Cameco signed the first of two long-term contracts with Chinese-owned utilities for the delivery of uranium. Additional long-term demand is anticipated from other Asian countries, most notably India and South Korea as they expand their planned nuclear build-out. In 2015, Cameco signed its first contract with India to supply 7.1 million lbs of uranium concentrate through to 2020. CGN Mining’s offtake agreement with Fission Uranium is also highly significant as it highlights that China is moving to further secure its long-term uranium supply chain.

Page | 12

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

China’s commitment to combatting air pollution is evident with nuclear energy benefitting as a zero carbon emissions power generation source. As the below chart depicts, at its lowest point nuclear represented 2% share of Chinese power generation, however that figure has been rising and in the last few months in 2018 it spiked to 5%. This production is coming at the expense of carbon emitting coal fired generation.

Figure 1. Share of nuclear power in China’s electricity generation mix

(Source: Citi Research - China’s power generation)

●	Japanese nuclear reactor fleet and uranium stockpiles

Following the Fukushima event in March 2011, Japan shut down all of its nuclear reactors, pending new safety regulations, legislation, and inspections. A new nuclear regulator was established, and after considerable delay, Japan’s nuclear operators were given permission to apply to restart its reactors. This has been among the biggest drags on prices and sentiment in the uranium market. Market participants, specifically producers and issuers, have been adversely affected from this uncertainty as well as the delay in getting reactors restarted.

However, we continue to see improvements. Japan is currently operating a total of nine reactors, of which two were first restarted in 2015 and seven more have restarted since. A further 18 reactors are currently in the restart approval process with 16 of them already clearing government requirements for restart. This is in addition to the two reactors under construction and nine new reactors being planned or proposed. With reactors coming back online and plans to develop new ones, we view this as a positive development to the psyche of the market and the long-term outlook for nuclear power.

To provide context, Japanese nuclear power generation in 2010 represented 25% of the country’s total grid. By 2016 that number was reduced to 2% due to Fukushima. However, plans are to increase nuclear back to 20-22% by 2030.

While the first wave of reactor restarts in Japan is not expected to immediately increase uranium demand as they would likely draw from existing inventory, it should increase confidence that Japan’s utility companies most likely will not sell their uranium fuel stockpiles into the market.

Page | 13

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

The potential for this estimated 90 million lbs of uranium to enter the spot market has been viewed as a significant threat to uranium prices since 2011 and analysts believe it has been a major factor in suppressing the buying cycle, utilities procuring supply contracts, and ultimately the price of uranium. However, it should be noted that at least some of this inventory is in the form of fabricated fuel assemblies. Fuel assemblies are generally reactor-specific and can not be simply purchased and plugged into another reactor that it was not designed for. As such, any purchaser of these assemblies would need to also factor in the cost and time of disassembling and refabricating these assemblies. With uranium prices continuing to be below the marginal cost of production for many producers, it may be better for utilities to acquire uranium through the primary supply chain as opposed to acquiring another utility’s inventory.

As a direct result of low uranium prices, Cameco, the largest commercial producer of uranium announced in April 2016 that it was suspending production at its Rabbit Lake uranium mine in Saskatchewan and placing the facility into “care and maintenance”. It was estimated by Cantor Fitzgerald that this removed 3% of the uranium available to the spot market and showed a strong trend that producers are acting to limit production worldwide. In November 2017, Cameco announced the temporary closure of the McArthur River mine and Key Lake processing facility. The McArthur River mine was the largest uranium mine in the world and its closure removed an estimated 7% of primary production for 2018.

In July 2018, Cameco announced it would layoff approximately 700 employees and shut down production at its McArthur River and Key Lake mine sites indefinitely due to a weak uranium market. This material announcement from an industry leader likely aided in the subsequent increase in uranium spot prices during the latter half of 2018. In 2020, Cameco announced the suspension of its Cigar Lake mine due to concerns over COVID-19. This removed about 18mm lbs. of U3O8 or approximately 13% of 2019 production. The Cigar Lake mine was restarted in September 2020 as the company navigates operating the mine during the era of COVID.

In addition to Cameco’s production curtailments, Kazatomprom has also cut its production guidance. This follows a period in which several new projects have been categorized as uneconomic. Worldwide projects cancelled or deferred since 2012 include: Yeelirrie and Kintyre in Australia (Cameco), Trekkopje in Namibia (AREVA), Imouraren in Niger (AREVA) and the Olympic Dam expansion in Australia (BHP). In 2020, due to measures to combat the COVID-19 pandemic, Kazatomprom announced reduced production guidance that was 10.4 mm lbs. of U3O8 (or roughly 18%) less than its prior outlook. In its Q3/20 market update, Kazatomprom estimated that total global production would be approximately 14% lower than 2019 due to the uncertainty caused by the pandemic and low uranium price environment.

In May 2019, Orano Canada confirmed the closure of its Cominak mine in Niger and cited “very low price conditions” as the reason. It also announced the suspension of production from its McClean Lake Mill in March 2020 in response to the COVID-19 pandemic. Energy Resources of Australia’s Ranger mine closed in January 2021.

●	Supply deficits

Increasing the pressure on medium to long term supply is the lengthy period (approximately ten years on average) and capital costs required to take a uranium project from discovery to production. At the October 2019 NEI Conference, a prominent uranium hedge fund illustrated that the total capital costs of nine greenfield projects will require US$4.6 billion dollars of capital to build their respected mines. COVID-19 related issues have led to planned future production reductions such as Kazatomprom’s earlier announcement that it would produce 20% less than original forecast in 2022 (approximately 14.3 mm lbs). With many projects stalled or abandoned, analysts believe that a growing supply/demand imbalance may be difficult to deal with once secondary supplies can no longer meet rising demand which started to happen in 2018. This increases the attractiveness of assets that have the potential to be taken into production in stable political jurisdictions and at a lower operating cost. Such projects have similar characteristics to Fission Uranium’s Triple R deposit: high-grade, shallow, in basement rock and in a stable jurisdiction.

Page | 14

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

It is also notable to highlight that both Kazatomprom and Cameco have become active as buyers in the uranium spot market as both move to obtain enough material to fulfill contracts that are no longer being met by their respective mines. In its Q3/20 Operations and Trading Update, Kazatomprom noted that its 2020 and 2021 inventory levels are expected to fall below target levels of six to seven months and that it, “will not be possible to compensate for production losses in these periods”. Similarly, Cameco has been an active purchaser in the spot market for quite some time now. This flipping of roles of the world’s two largest producers from adding to global inventory levels to being buyers in the spot market may have a significant impact to the overall supply and demand environment for uranium.

Recently, conflict between the United States and Iran has resulted in accusations of Iran breaking the 2015 agreement that limited its nuclear program, taking the first step toward re-imposing United Nations sanctions. The European countries started the clock on what is anticipated to be 60 days of negotiations with Iran about coming back into full compliance with the nuclear deal. If they cannot resolve their dispute under the agreement, the United Nations could revive sanctions on Iran that had been suspended, including an arms embargo.

●	United States of America

In July 2018, the U.S. Government announced a probe into whether U.S. uranium imports are a threat to national security. The U.S. Government was also threatening to issue tariffs on U.S. uranium imports, similar to what it has already done in other industries such as steel. U.S. nuclear power generators urged the federal government against acting in a dispute against imported uranium, arguing tariffs or quotas would increase costs for the struggling industry and possibly cause some reactors to shut. The U.S. Department of Commerce subsequently launched a “Section 232” investigation into uranium imports following complaints by two U.S. uranium mining companies, Ur-Energy Inc and Energy Fuels Inc., that subsidized foreign competitors have caused them to cut capacity and lay off workers.

●	Supply disruption concerns

In July 2019, U.S. President Trump announced that additional study was necessary beyond the Secretary of Commerce’s findings that uranium imports threaten to impair the national security of the United States as defined under Section 232 of the Act. Although he did agree that the Secretary’s findings raise significant concerns regarding the impact of uranium imports on the national security with respect to domestic mining. Thus, the President established a Nuclear Fuel Working Group (“NFWG”) to examine the current state of domestic nuclear fuel production to reinvigorate the entire nuclear fuel supply chain in July 2019. The Nuclear Fuel Working Group had 90 days to submit its recommendations however, on October 11th, 2019, the U.S. President delayed the report a further 30 days. In April 2020, the NFWG issued a report that included recommendations such as the establishment of a US$150mm budget to build a domestic uranium reserve, to leverage American technological innovation, R&D, etc. to regain American nuclear energy leadership; and to move into markets currently dominated by Russian and Chinese State Owned Enterprises and recover its position as the world leader in exporting best-in-class nuclear energy technology. Notably, the uranium reserve has recently garnered bipartisan support and has been included in the Senate’s Appropriations committee for the 2020-2021 fiscal year. We view the report as a positive for the global uranium industry as it does not close the world’s largest consumer of uranium from non-domestic sources. More importantly, it removes the uncertainty connected to this report as market participants were unclear on what direction it would take and whether it would have negative consequences.

Page | 15

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

The U.S. and Russia also recently agreed on a revised Russian Suspension Agreement (“RSA”) that further removed uncertainty with respect to the amount of uranium and conversion product can be imported from Russia into the U.S. While the agreement does grandfather in a substantial amount of material into the U.S. in the near-term, it has created certainty and some control on the amount of material that can be imported through 2040. Demand for uranium beginning in 2022 and onwards can be seen in the market as the result of this agreement.

Currently in the U.S., there are 94 operating reactors and, it is important to note, nuclear reactors supply about 20 percent of U.S. base load electricity, according to the Nuclear Energy Institute. Despite the headlines of reactors shutting down, it is notable that there are two reactors currently under construction and 21 more in the planned or proposed stage. The Department of Energy is also pushing for a change in Federal Energy Regulatory Commission rules to properly compensate nuclear power for its reliability and resilience, thereby protecting the stability of the U.S. grid. Uranium is also used in the U.S. nuclear arsenal and powers the Navy’s nuclear aircraft carriers and submarines. The nuclear industry said a diverse uranium supply is essential to keep that power flowing.

●	Security of Supply

It should be noted that utilities do not view all sources of uranium supply equally. Since uranium for reactor operation is not a substitutable, it is imperative for utilities to have a secure source of material. As such, utilities do not view the spot market as a primary source of supply of uranium but instead more as an augmentative source. Extrapolating this concept further, material sourced from high cost operations in unstable jurisdictions would also be low on the security of supply totem pole. Fission’s Triple R deposit is a world-class, high grade deposit with low estimated operating costs, located in the safest uranium producing jurisdiction in the world.

Moreover, a by-product of the Section 232/NFWG and RSA processes, the source of the material is now an increasingly important consideration for many utilities as state rules may prohibit the procurement of uranium from embargoed or restricted countries. Triple R’s location in Canada places material sourced from it in the most widely accepted category of material.

●	Summary

The uranium market is showing signs of emerging from what has been a multi-year trough period as some of the world’s largest miners have suspended or reduced production due to the COVID-19 pandemic and the removal of the uncertainty overhang caused by the NFWG. Inventories continue to be drawn down, conversion and SWU prices have increased, at a time when major players are cutting primary production. All this amongst a backdrop of geopolitical tensions including possible government intervention. The backdrop is bullish for the uranium sector, for those situated in safe mining jurisdictions that host high grade, shallow uranium deposit

Page | 16

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

●	Uranium market

(Source: UxC LLC, www.uxc.com: November 2020)

Selected annual information

The financial information presented below for the current and comparative years was derived from the consolidated financial statements prepared in accordance with IFRS and is expressed in Canadian dollars.

	June 30,	June 30,	June 30,
	2024	2023	2022
	$	$	$
Net loss	(20,714,408)	(10,175,600)	(5,670,125)
Total assets	97,878,306	50,447,412	29,936,942
Current liabilities	4,353,979	4,162,660	1,459,298
Shareholders’ equity	74,202,319	44,245,128	28,274,791
Basic and diluted loss per common share	(0.03)	(0.03)	(0.02)

Summary of quarterly results

The financial information presented below for the current and comparative periods was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

Page | 17

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Summary of quarterly results (continued)

	March 31,	December 31,	September 30,	June 30,
	2025	2024	2024	2024
		$	$	$
Exploration and evaluation assets	69,312,736	64,127,231	58,607,236	53,474,145
Working capital	16,904,476	23,721,838	24,058,684	39,553,790
Net income (loss)	(5,441,771)	(4,430,131)	(5,851,443)	(3,152,423)
Net profit (loss) per share basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

	March 31,	December 31,	September 30,	June 30,
	2024	2023	2023	2023
	$	$	$	$
Exploration and evaluation assets	54,370,172	43,963,819	37,796,929	29,762,105
Working capital	32,102,384	43,650,451	28,842,003	16,277,693
Net income (loss)	(17,515,539)	366,581	(413,026)	(2,736,278)
Net profit (loss) per share basic and diluted	(0.04)	0.00	(0.00)	(0.01)

Net loss in the current quarter was affected by the recognition of share-based compensation of $7,282,648 due to the options vesting, the issuance of replacement options pursuant to the Arrangement. The current quarter saw an increase in accretion expense, consulting and director fees, share-based compensation, marketing and wages to support increased exploration operations. Quarter to quarter variances are due to fluctuations corporate and exploration activity driven by cash timing of exploration programs and corporate initiatives. There will be continued volatility quarter to quarter in light of this.

Results of operations

The expenses incurred by the Company are typical of junior exploration and development companies that do not have established cash flows from mining operations. Changes in these expenditures from quarter to quarter are impacted directly by non-recurring activities or events.

Comparison of the three and nine months ended March 31, 2025

The Company had a net loss of $5,441,771 and $15,723,346 for the three and nine-months ended March 31, 2025, compared to a net loss of $17,515,539 and net loss of $17,561,985 for the comparable prior periods. The change in net loss is primarily attributable to the following factors:

●	Higher share-based compensation in the current period due to increased option and warrant activity, as noted above;

●	A significant deferred income tax expense in the prior periods, which increased net loss; and

●	A flow-through share premium recognized in the prior periods, which also increased net loss.

Page | 18

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Liquidity and capital resources

The Company is an exploration and evaluation stage company and has not yet determined whether its exploration and evaluation assets contain ore reserves that are economically recoverable. Recoverability of amounts shown for exploration and evaluation assets, including the acquisition costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon its ability to fund its operations through equity financing, joint ventures, option agreements or other means. As at March 31, 2025 the Company had cash and cash equivalents of $16,421,167 and a working capital balance of $16,904,476. Management estimates that the Company has sufficient funds to maintain its operations and activities for the upcoming year. The Company has no exploration agreements that require it to meet certain expenditures.

Financing

On October 31, 2024, the Company closed a private placement for gross proceeds of $8,000,000, comprising 7,500,000 flow-through Units of the Company at a price of $0.375 per unit, and 12,500,000 Saskatchewan flow-through units at a price $0.415 per unit (together “FT Units”). Each FT Unit issued pursuant to the offering, comprises of one common share of the Company and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.40 at any time on or before October 31, 2026. The Company paid a cash finders’ fee and incurred other share issuance costs totalling $640,899 in connection with this private placement. In addition, the Company issued 1,079,650 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.32 per share at any time on or before October 31, 2026.

Convertible Debenture

On October 18, 2023, the Company closed a $15,000,000 convertible debenture (“Debentures”) with Denison Mines Corp. (“Denison”).

The Debentures carry a 9% coupon (the “Interest”), payable quarterly, have a maturity date of October 18, 2028, and are convertible at Denison’s option into common shares of the Company at a conversion price of $0.56 per share (the “Conversion Price”).

The Company, at its sole discretion, may pay up to one-third of the Interest in common shares of the Company issued at a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the TSX Venture Exchange (the “TSXV”) for the 20 trading days ending on the day prior to the date on which such payment of Interest is due.

Transaction costs associated with the issuance of the Debenture totaled $749,365, which includes cash payments of $593,500 and the issuance of 380,518 common shares with a fair value of $155,865.

The Company will be entitled, on or after the third anniversary of the date of issuance of the Debentures, at any time the Company’s 20-day volume-weighted average price on the TSXV exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest. Further, in the event of a change of control transaction, the Company may redeem the Debentures at par plus accrued and unpaid interest plus an amount equal to the greater of (i) 15% of the principal amount and (ii) the amount of remaining unpaid Interest that would be payable during the initial three-year term of the Debentures.

Page | 19

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Related party transactions

The Company has identified the CEO, COO, CFO, VP Exploration, and the Company’s directors as its key management personnel.

	Nine months ended
	March 31, 2025	March 31, 2024
	$	$
Wages, consulting and directors’ fees paid or accrued to key management personnel and companies controlled	1,722,336	2,020,118
Share-based compensation pursuant to the vesting schedule of options granted to key management personnel	7,282,648	5,155,148
	9,004,984	7,175,266

Exploration and evaluation expenditure	787,862	905,039

	9,792,846	8,080,305

Included in accounts payable at March 31, 2025 is $14,713 (March 31, 2024 - $9,088) for expenses due to key management personnel and companies controlled by key management personnel. Amounts were non-interest bearing, unsecured and due on demand.

On March 3, 2024, and amended on May 13, 2024, the Company entered into a definitive agreement to develop machine learning technology for a technology company for the purpose of identifying potential locations of uranium mineralization. The Company will pay a series of payments totaling $1,275,000 based on developmental milestones. The Company paid $104,762 (June 30, 2024 – $719,048) during the reporting period inclusive of sales tax and has recorded this as research and development expense. The Company shares common officers with this company.

Outstanding share data

As at the date of this document, the Company has 519,317,265 common shares issued and outstanding, 40,736,041 incentive stock options outstanding with exercise prices ranging from $0.078 to $0.294 per share, 58,105,971 warrants outstanding with exercise prices ranging from $0.32 to $0.56 per share, and 27,819,046 restricted stock units outstanding.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Page | 20

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Financial instruments (continued)

The Company classifies its financial instruments as follows:

Financial Instrument	Classification
Cash and cash equivalents	Amortized cost
Amounts receivable	Amortized cost
Marketable securities	FVTPL
Investment	FVTPL
Deposit	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Convertible debt	Amortized cost

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss in the period in which they arise.

Selected investments in equity instruments at FVTOCI are initially recorded at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial instruments

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, convertible debt, and lease liability. Cash and cash equivalents and marketable securities are valued using quoted prices from an active market (Level 1). For the accounts payable and accrued liabilities, the carrying values are considered to be a reasonable approximation of fair value due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations warrant such hedging activities.

Risk management

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis including counterparty credit rating and other counterparty concentrations as measured by amount and percentage.

Page | 21

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Financial instruments (continued)

The primary sources of credit risk for the Company arise from cash and marketable securities.

The Company has not suffered any credit losses in the past, nor does it expect to have any credit losses in the future. As at March 31, 2025, the Company has no significant financial assets that are past due or impaired due to credit risk defaults. The Company’s maximum exposure to credit risk is limited to its cash and investment account balances.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations. The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and short-term investment balances to meet its anticipated operational needs.

The Company’s accounts payable and accrued liabilities arose as a result of exploration and development of its exploration and evaluation assets and other corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities.

	Maturity Dates	March 31, 2025	June 30, 2024
		$	$
Accounts payable and accrued liabilities	< 12 months	568,162	3,248,073
Convertible debt	> 12 months	11,417,491	10,910,275

(c)	Interest rate risk

From time-to-time, the Company invests excess cash in guaranteed investment certificates (“GICs”) at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return. As at March 31, 2025, the Company was exposed to nominal interest rate risk. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. The Company has no debt bearing variable interest rate.

(c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is exposed to other price risk on its marketable securities due to fluctuations in the current market prices and fluctuations in trading volumes of those securities. The Company’s exposure to market risk is limited to the fair value of its marketable securities.

Page | 22

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Financial instruments (continued)

(d)	Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to raise financing due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

Key estimates and judgments

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Judgements

●	the recoverability of mineral properties and exploration and evaluation expenditures incurred on its projects; the Company capitalizes acquisition, exploration and evaluation expenditures on its statement of financial position, and evaluates these amounts at least annually for indicators of impairment;

●	the functional currency and reporting currency of the parent company, F3 Uranium Corp. and F4 Uranium Corp., is the Canadian Dollar. The functional currency Fission Energy Peru S.A.C. is the Peruvian Sol. The functional currency determination was conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The determination of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency if there are changes in events and conditions of the factors used in the determination of the primary economic environment; and

●	the Company determines the flow-through share premium by allocating the total funds received between common share and flow-through premium liability by first assessing the fair value of the common shares issued, based on market price at issuance, with any excess considered being allocated to warrants (if any) and the flow-through premium.

Estimates

●	the discount rate used to present value the lease liability related to the office rent was estimated to be 18% which was based off of the Company’s interest rate on their corporate credit cards as the Company does not have any other interest bearing debt;

●	the inputs in accounting for share-based payment transactions in the statement of loss and comprehensive loss (using the Black-Scholes option pricing model) including volatility, probable life of options granted, time of exercise of the options and forfeiture rate; and

●	the determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts and therefore do not necessarily provide certainty as to their recorded values.

Page | 23

F3 Uranium Corp. Management’s Discussion and Analysis For the nine-month period ended March 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

Key estimates and judgments (continued)

●	significant estimates are used to measure asset retirement obligations. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and site closure plans that may change materially. The laws and regulations governing site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

Material accounting policy information

A summary of the Company’s material accounting policy information is included in Note 3 of the condensed interim consolidated financial statements for the period ended March 31, 2025.

Cautionary notes regarding forward-looking statements

Certain information contained in this MD&A constitutes “forward-looking statements” and “forward-looking information” within the meaning of Canadian legislation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. The Company believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon.

This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; estimated exploration and development expenditures; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on the Company; the ability for the Company to identify suitable joint venture partners; exploration, development and expansion plans and objectives; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as the Company’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed below in this MD&A under the heading “Risks and uncertainties”.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A or to conform such information to actual results or to changes in the Company’s expectations except as otherwise required by applicable legislation.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, including: uncertainties related to exploration and development; uncertainties related to the nuclear power industry; the ability to raise sufficient capital to fund exploration and development; changes in economic conditions or financial markets; increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities, labour relations matters, and economic issues that could materially affect uranium exploration and mining. The cost of conducting and continuing mineral exploration and development is significant, and there is no assurance that such activities will result in the discovery of new mineralization or that the discovery of a mineral deposit will be developed and advanced to commercial production. The Company continually seeks to minimize its exposure to these adverse risks and uncertainties, but by the nature of its business and exploration activities, it will always have some degree of risk.

Page | 24